FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated December 30, 2009 (“Competition Board Decision”)

EXHIBIT 99.1

COMPETITION BOARD DECISION

Subject: Statement made pursuant to Circular VIII, No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As per the announcement from the Competition Board, our company has been fined TRY36.1 million as a result of our applications for mobile marketing services.

With its co-branding activities, our company have become the pioneer in the field of mobile marketing, and received international awards for our applications. Our partners choose to cooperate with us of their own free will thanks to our popularity within the Turkish market, which is based on the value we create.

Our company does not create ‘de facto exclusivity’ as it is stated in the allegations. Furthermore, all of our applications are in line with the Competition Board’s regulations.

As soon as we receive the official notification with full details of this decision, we will take necessary legal actions with regards to this fine that we believe lacks any legal basis.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/54, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Filiz Karagül Tüzün
Investor & Int. Media Relations	Corporate Communication
Division Head	Division Head
30.12.2009, 20:00	30.12.2009, 20:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 30, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: December 30, 2009	By:	/s/ Filiz Karagül Tüzün
Name: Filiz Karagül Tüzün Title: Corporate Communication - Division Head